CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
ACQUISITION OF 100% WORKING INTEREST IN THE JOSLYN OIL SANDS PROJECT
CALGARY, ALBERTA – AUGUST 31, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that it has entered into an agreement to acquire a 100% working interest in the Joslyn oil sands project for a total consideration of $100 million cash on closing and annual cash payments of $25 million over each of the next five years. The Joslyn lease, which is located directly south of the Company’s current Horizon Oil Sands Mining and Upgrading project (“Horizon”), adds significant value to the Company’s already extensive portfolio of high quality long life low decline assets and will allow for more effective lease-line development opportunities between the Horizon and Joslyn projects.
The transaction, subject to regulatory approval, is targeted to close on September 28, 2018.
Canadian Natural’s long life low decline assets, complemented by its low capital exposure assets, provide balance and flexibility in generating long-term shareholder value.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com